LCNB Corp.
PO Box 59
Lebanon OH 45036-0059

June 18, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Sarmad Makhdoom and Marc Thomas

    Re: LCNB Corp.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-35292

Dear Mr. Makhdoom and Mr. Thomas:
This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your comment letter dated June 6, 2024, related to the Annual Report on Form 10-K for the year ended December 31, 2023 filed by LCNB Corp. (the “Company”). For your convenience, we have reproduced and italicized your comments with responses below each numbered comment.
Item 1.A Risk Factors
Risks Related to LCNB's Operations
LCNB's loan portfolio includes a substantial amount of commercial and industrial loans and commercial real estate loans - page 19
1.We note your disclosure that 64.3% of your total loans relate to commercial real estate. Further, we note your disclosure on page 72 that the commercial real estate loans include loans secured by a variety of commercial, retail and office buildings, religious facilities and hotels, among others. Please revise your disclosures, in future filings, to further disaggregate the composition of your owner occupied and non-owner occupied CRE loan portfolio by type (e.g., by office, hotel, religious facilities, etc.) and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your CRE loan portfolio.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings the Company will revise its disclosures to further disaggregate the composition of its CRE loan portfolio by type and other characteristics. Specifically, the Company expects to disaggregate the CRE portfolio by property type codes and by geographic location of the CRE loan.

2.In addition, please revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management, to the extent applicable, for your CRE lending in response to the current environment.
RESPONSE: The Company will enhance disclosure in future filings by describing specific details of its risk management policies, procedures and other actions taken to respond to the current economic environment. Specifically, the Company expects to describe its procedures for monitoring CRE concentrations in specific industries and discuss applicable risks related to select industries. If the Company changes the underwriting or monitoring processes of CRE loans, those changes will be addressed.

General Risk Factors
Economic conditions in LCNB’s market areas could adversely affect its financial condition and results of operations - page 22

3.We note that LCNB conducts its operations from offices that are located in nine Southwestern Ohio counties, in Franklin County, Ohio, and in Boone County, Kentucky, from which substantially all of its customer base is drawn. Please revise your disclosures, in future filings, to provide more quantitative details regarding your geographic exposure, within your commercial real estate portfolio, to these counties.

RESPONSE: The Company, in future filings, will revise its disclosures to further quantify detail regarding any material geographic exposure within the CRE portfolio. Specifically, the Company expects to enhance disclosure by providing the CRE portfolio concentration within the nine Southwestern Ohio counties, in Franklin County, Ohio, and in Boone County, Kentucky.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at 513-932-1414.

Sincerely,

/s/ Robert C. Haines II
Robert C. Haines II
Executive Vice President & Chief Financial Officer